

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 2, 2007

Guy Elliott
Finance Director
Rio Tinto plc and Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, United Kingdom

> **Re: Rio Tinto plc and Rio Tinto Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 27, 2007**
> **File No.'s 1-10533 and 0-20122**

Dear Mr. Elliott:

We have completed our review of your 2006 Form 20-F, and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief